UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P.R. China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On June 15, 2019, SSLJ.com Limited, Guangdong Yungu Media Joint Stock Company (“Yungu”), a company formed under the laws of China, Mr. Xinyu Yang, the primary shareholder of Yungu and the CEO of the Company, and Beijing Shengshitong Technology Co. Ltd. (the “New WOFE”), a company formed under the laws of China and solely owned by Mr. Xinyu Yang, entered into a share exchange agreement (the “Share Exchange Agreement”) to implement a business combination (the “Merger”) between Yungu and the Company. Yungu was established under the laws of People’ Republic of China on March 31, 2016 and is in the business of developing glasses-free three dimensional (or “3D”) screens to play advertisements at the passenger elevator waiting spaces. Yungu has been trying to increase its visibility and coverage in first and second tier cities, such as Guangzhou and Shenzhen, two mega cities in China, and to procure commercial advertising from enterprise customers. Yungu has collaborated with various department stores, office buildings and high-end apartment buildings in the cities of Guangzhou, Jiangmen, Shenzhen, Zhongshan, Chengdu, Wuhan and Luzhou where its 3D advertising devices play videos. Pursuant to the Share Exchange Agreement, the Company shall acquire 100% of the issued and outstanding equity securities of the New WOFE from Mr. Xinyu Yang in exchange for the issuance by the Company of 87,732,601 newly issued Class A ordinary shares of SSLJ, par value $0.00625 per share (the “Class A Shares”). In accordance with the terms of the Share Exchange Agreement, Yungu shall pay cash consideration of $1.1 million dollars ($300,000 of $1.1 million has been paid as installments) to the Company for the issuance of such Class A Shares. The Company shall hold a shareholder meeting to approve the Merger and meanwhile, the Board of the Company is in the process of selecting a qualified and independent investment bank to evaluate the Merger and opine whether the transactions contemplated in the Share exchange Agreement are fair.

In connection with the Share Exchange Agreement, on June 15, 2019, the New WOFE, Mr. Xinyu Yang and Yungu executed a series of variable interest entity agreements (the “New VIE Agreements”), consisting of the Business Cooperation Agreement, Equity Pledge Agreement, Voting Rights Proxy Agreement, and Share Disposal Agreement, whereby the New WOFE controls Yungu via contracts. In accordance with the Business Cooperation Agreement between the New WOFE and Yungu, the New WOFE has the exclusive right to provide Yungu with complete technical support and business-consulting services, including research and development of the glasses-free 3D screens, equipment purchase and leasing, marketing and system integration and maintenance. The rate of service fees may be adjusted based on the services rendered by the New WOFE in that month and the operation needs of Yungu. The Business Cooperation Agreement shall maintain effective unless it was terminated or found illegal under the applicable laws and regulations of China. The New WOFE may terminate the Business Cooperation Agreement at any time by giving a 30-day written notice. Pursuant to the Equity Pledge Agreement among the New WOFE, Yungu and Mr. Xinyu Yang, Mr. Xinyu Yang, the holder of 97.9% of Yungu’s equity interest, shall pledge all of his equity interest in Yungu to the New WOFE to guarantee Yungu’s performance of its obligations under the Business Cooperation Agreement. If Yungu breaches any of its material obligations under the Business Cooperation Agreement, the New WOFE, as the pledgee, shall have the rights to dispose the pledged equity interest owned by Mr. Xinyu Yang. Pursuant to the Share Disposal Agreement among the New WOFE, Yungu and Mr. Xinyu Yang, the New WOFE has the exclusive right to require Mr. Xinyu Yang to fulfill and complete all of the approval and registration procedures required under the Chinese laws for the New WOFE, or one or more persons designated by the New WOFE, to purchase Mr. Xinyu Yang’s equity interest in Yungu for a nominal amount of cash consideration. In accordance with the Voting Rights Proxy Agreement among the New WOFE, Yungu and Mr. Xinyu Yang, Mr. Xinyu Yang irrevocably appointed the New WOFE or its designated person to exercise all of Mr. Xinyu Yang’s voting right with respect to all matters to be voted at a shareholders’ meeting of Yungu.

In connection with the Share Exchange Agreement, on June 15, 2019, Mr. Xinyu Yang, Yungu and the Company entered into a note conversion agreement (the “Note Conversion Agreement”), pursuant to which Mr. Xinyu Yang shall, subject to shareholder approval of increase in authorized capital stock of the Company, convert his debt of $3,345,953 owed by Yungu into 961,481 Class B shares of the Company, par value $0.00625 per share (the “Class B Shares”), at the ratio of $3.48 per share, which was the result of the volume weighted average price of the Company’s Class A Shares during a twenty-day trading period immediately before June 12, 2019. Subject to proper shareholder approval and approval of the Board of the Company, the parties to the Note Conversion Agreement shall complete the transactions contemplated therein upon closing of the Merger.

In addition, the management of the Company deems it in the best interest of the Company and the shareholders of the Company to spin off the ceased operations in Wuhan, China due to the regulatory actions in China as disclosed in the Company’s form 6-K dated May 29, 2019. On June 15, 2019, the Company and B. Vision International Limited (the “Purchaser”), a company formed under the laws of Hong Kong, entered into a divestiture agreement (the “Divestiture Agreement”). Pursuant to the Divestiture Agreement and subject to the Company’s shareholder approval, the Purchaser shall purchase all of the equity interest in SSLJ Technology Information Co., Limited (“SSLJ Hong Kong”) for an amount of $200,000 and a fully paid perpetual license to use all of the intellectual property of SSLJ Hong Kong and its subsidiaries. In accordance with the Divestiture Agreement, the Purchaser shall own all of the assets of SSLJ Hong Kong and its subsidiaries and controlled entities in China (“SSLJ HK Group”), including Shengshi Leju (Wuhan) Technology Holding Co., Ltd. (“Shengshi”), and at the same time assume all of the liabilities thereof, including the deferred revenue and long-term shareholder loans incurred by Shengshi. Shengshi and its subsidiaries in China have ceased operations and do not generate any revenue as of the date of this report. The Purchaser and the Company have reached the understanding that the Purchaser will provide the Company a perpetual fully paid license to all of Shengshi’s intellectual property, with which the Company and its U.S. subsidiaries would be able to continue the smart home and home decoration operations.

The description of the Share Exchange Agreement, Business Cooperation Agreement, Equity Pledge Agreement, Voting Rights Proxy Agreement, Share Disposal Agreement, Note Conversion Agreement and Divestiture Agreement contained in this form 6-K does not purport to be complete and is qualified in its entirety by reference to the respective agreements, the form of which are attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 and are incorporated herein by reference.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of the Share Exchange Agreement dated June 15, 2019
10.2	Form of Business Cooperation Agreement dated June 15, 2019
10.3	Form of Equity Pledge Agreement dated June 15, 2019
10.4	Form of Voting Rights Proxy Agreement dated June 15, 2019
10.5	Form of Share Disposal Agreement dated June 15, 2019
10.6	Form of Note Conversion Agreement dated June 15, 2019
10.7	Form of Divestiture Agreement dated June 15, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Xinyu Yang
Xinyu Yang
Chief Executive Officer

Date: June 20, 2019